TRIBAND ENTERPRISE CORP.

(the "Company")

Vancouver, BC November 28, 2002.
FOR IMMEDIATE RELEASE

TSX Venture Symbol "**TRD**"

Filing of Amended Year End and Quarterly Statements

The Company announces that as a result of a change in accounting policy and a review of by the British Columbia Securities Commission, it is re-filing the November 30, 2001statements and the quarterly statements for the quarterly periods, November, 2001, February, 2002, May, 2002 and August, 2002.

The newly filed statements reflect the change in accounting policy which allows for the expensing of development and exploration costs as incurred as opposed to the former policy of capitalizing the costs.

ON BEHALF OF THE BOARD

"Gary Freeman"
President

For further information, please contact Gary Freeman, President, (604) 331-0096.